00



SEC 14030308 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 09877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 19 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Crowe Horwath LLP
Independent Member Crowe Horwath International

Board of Directors
Allen & Company of Florida, Inc.
Lakeland, Florida

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. ("Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Matters communicated in this letter are classified as follows.

- Deficiency – A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

- Significant Deficiency – A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we are required to or wish to communicate to you.

SEGREGATION OF DUTIES		Significant Deficiency
Observation:	Segregation of duties is not optimal.	
Recommendation:	Internal controls are designed to safeguard assets and help or detect losses from employee dishonesty or error. A fundamental concept in a good system of internal control is segregation of duties. Although the size of the Company's accounting staff prohibits complete adherence to this concept, we believe that the following practices could be implemented to improved existing internal control without impairing efficiency: Mail is currently opened by the individuals that work the cage, which is appropriate with regard to segregation of duties. Cash receipts could be recorded and the deposit prepared by this individual. The cash receipts journal, supplemented by remittance advices, could be forwarded to the accounting staff for postings to the general ledger. Bank statements and appropriate advices should be received by someone other than employees maintaining cash records. Such items could be periodically reviewed prior to turning them over for reconciliation. Unusual items noted during review should be investigated promptly. Signed checks should be mailed without allowing them to be returned to the employee responsible for accounts payable. We understand that in the past the cost versus benefit analysis that has been performed as a result of this need has not allowed for the hiring of an additional accounting individual. We recommend that the costs and benefits continue to be evaluated.	
Management Response:	Each and every year we continue to evaluate and improve on the segregation of duties within the firm. Last year we hired another associate to work in Finance, and completely separated accounts receivable and payable. All items reconciled by one associate are reviewed and approved by another associate. There are numerous checks and balances. We will continue to improve on the segregation of duties with the 4 associates in the Finance department.	

This communication is intended solely for the information and use of management, [identify the body or individuals charged with governance, which can include owners in owner-managed enterprises, the Audit Committee, the Board of Directors, etc] and others within the organization, and [identify any specified governmental authorities, such as your regulatory agencies] and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 20, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM
X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: ALLEN & COMPANY OF FLORIDA, INC. [13]

SEC. FILE NO.: 8-09877 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1401 SOUTH FLORIDA AVENUE [20]
(No. and Street)

LAKELAND [21] FL [22] 33803 [23]
(City) (State) (Zip Code)

FIRM ID NO.: 25 [15]

FOR PERIOD BEGINNING (MM/DD/YY): 1/01/13 [24]

AND ENDING (MM/DD/YY): 12/31/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Kristen Benton [30]

(Area code) - Telephone No.: (863) 616-6050 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ________________________________
Principal Executive Officer or Managing Partner

2) ________________________________
Principal Financial Officer or Partner

3) ________________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/13 [99]
SEC FILE NO. 8-09877 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 1,166,979 [200]		$ 1,166,979 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	586,728 [295]		
B. Other	99,168 [300]	$ 405,273 [550]	1,091,167 [810]
3. Receivables from non-customers	[355]	47,268 [600]	47,268 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	2,733,453 [424]		
E. Spot commodities	[430]		2,733,453 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	395,643 [680]	395,643 [920]
11. Other assets	[535]	98,661 [735]	98,661 [930]
12. **Total Assets**	$ 4,586,326 [540]	$ 946,845 [740]	$ 5,533,171 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	401,526	1115		1305	401,526	1540
15. Payable to non-customers	52,879	1155		1355	52,879	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	599,059	1205		1385	599,059	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			1,850,000	1400	1,850,000	1710
1. from outsiders $ 1,850,000 [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes	396,959	1220		1440	396,959	1750
20. TOTAL LIABILITIES	$ 1,450,423	1230	$ 1,850,000	1450	$ 3,300,423	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			83,450	1792
C. Additional paid-in capital			642,664	1793
D. Retained earnings			1,506,634	1794
E. Total			2,232,748	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 2,232,748	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 5,533,171	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 2,232,748	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			2,232,748	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			1,850,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 4,082,748	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 946,845	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(946,845)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 3,135,903	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	284,148	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(284,148)	3740
10. Net Capital			$ 2,851,755	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	96,695	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	[3758]
13. Net capital requirement (greater of line 11 or 12)	$	250,000	[3760]
14. Excess net capital (line 10 less 13)	$	2,601,755	[3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,551,755	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,450,423	[3790]
17. Add:						
A. Drafts for immediate credit	$		[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		[3810]			
C. Other unrecorded amounts (List)	$		[3820]	$		[3830]
19. Total aggregate indebtedness				$	1,450,423	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	50.86	[3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	45.31	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		[3880]
24. Net capital requirement (greater of line 22 or 23)	$		[3760]
25. Excess net capital (line 10 less 24)	$		[3910]
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 229,877	3935
b. Commissions on listed option transactions	9,784	3938
c. All other securities commissions	43,892	3939
d. Total securities commissions	283,553	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	945	3952
4. Profits (losses) from underwriting and selling groups	1,101	3955
5. Revenue from sale of investment company shares	2,203,111	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	1,231,412	3975
8. Other revenue	181,287	3995
9. Total revenue	$ 3,901,409	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		4120
11. Other employee compensation and benefits	3,038,683	4115
12. Commissions paid to other brokers-dealers	56,890	4140
13. Interest expense	27,750	4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	18,530	4195
15. Other expenses	433,609	4100
16. Total expenses	$ 3,575,462	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 325,947	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles	39,576	4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 365,523	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	(268,615)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC.

For the period (MMDDYY) from 10/01/13 to 12/31/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 2,317,225	4240
A. Net income (loss)			365,523	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	450,000	4270
2. Balance, end of period (from item 1800)			$ 2,232,748	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 1,850,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$ 1,850,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ALLEN & COMPANY OF FLORIDA, INC. as of 12/31/13

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
First Clearing Corporation, LLC 4335 X 4570

D. (k) (3) - Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2013 [8004]
or if less than 12 months

Report for the period beginning 01/01/13 [8005] and ending 12/31/13 [8006]
MM DD YY MM DD YY

SEC FILE NUMBER: 8-09877 [8011]

1. NAME OF BROKER DEALER

ALLEN & COMPANY OF FLORIDA, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	2	[8073]
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	[8074]
5. Respondent makes markets in the following securities:			
(a) equity securities.	(enter applicable code: 1=Yes 2=No)	2	[8075]
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	[8076]
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	[8077]
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	[8078]
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	[8079]
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	[8084]
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts			[8080]
(b) Omnibus accounts			[8081]
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	[8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090

If Other please describe:

Item	Value	Code
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

Item	Value	Code
(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

Item	Value	Code
(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	59	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	50	8102

Item	Value	Code
14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates repondent was a member		8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

Item	Value	Code
Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)		1	8111
18. Number of branch offices operated by respondent		3	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)		2	8130
(b) Name of parent or affiliate	8131		
(c) Type of institution	8132		
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)		2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)		2	8114
(b) Name of parent	8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)		1	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*		2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period		$ 603,475	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income	$ 69,620	8151

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Allen & Company of Florida, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with those requirements to Form SIPC-7. The Company's management is responsible for its Form SIPC-7. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2013, with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 to the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no difference;

3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2013, with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2013, and in the related schedules and working papers supporting the adjustments nothing no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2013, on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7 or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP
Crowe Horwath LLP

Lakeland, Florida
February 20, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

009677 FINRA DEC
ALLEN & COMPANY OF FLORIDA INC 14*14
PO BOX 387
LAKELAND FL 33802-0387

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,990

B. Less payment made with SIPC-6 filed (exclude interest) (1,500)
7-12-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1490

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,490

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,490

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen & Company of Florida Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 20 14.

Financial Administrative Associate
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,396,061
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,845,311
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	218,492
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	108,650
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 27,750	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	27,750
Total deductions	13,200,203
2d. SIPC Net Operating Revenues	$ 1,195,858
2e. General Assessment @ .0025	$ 2,990 (to page 1, line 2.A.)